Management’s Discussion & Analysis
For the three months ended August 31, 2014

September 22, 2014

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2014 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2014, the Company’s margin percentage decreased to 45.3% from 48.4% for the same period of the previous year. There was also a small increase over the year to date 45.1% margin percentage realized for the year-ended February 28, 2014.

For the three months ended August 31, 2014, the Company reported gross sales of $4.2 million and net income of $413,977 as compared to gross sales of $4.3 million and net income of $434,491 in the corresponding quarter of the prior year.

Results of Operations

Revenue
	Quarter ended	Quarter ended
Revenue	August 31, 2014	August 31, 2013	Change
Manufactured Products	$4,190,598	$4,257,303	$(66,705)
Purchased Products	-	-	-
Total Gross Revenue	$4,190,598	$4,257,303	$(66,705)
Discounts, Allowances and Rebates	(137,980)	(195,823)	57,843
Net Revenue	$4,052,618	$4,061,480	$8,862

Gross revenue for the quarter ended August 31, 2014 was $4,190,598 compared to $4,257,303 for the same period of the previous year, representing a decrease of $66,705 or 1.6% .

Discounts, rebates and slotting fees for the quarter ended August 31, 2014 decreased by $57,843 compared to the same period of the prior year as a result of lower discounts on co-packing service and the Company’s branded beverages.

	Six months ended	Six months ended
Revenue	August 31, 2014	August 31, 2013	Change
Manufactured Products	$8,094,509	$9,300,453	$(1,205,944)
Purchased Products	-	80,213	(80,213)
Total Gross Revenue	$8,094,509	$9,380,666	$(1,286,157)
Discounts, Allowances and Rebates	(266,791)	(402,305)	135,514
Net Revenue	$7,827,718	$8,978,361	$(1,150,643)

Gross revenue for the six months ended August 31, 2014 was $8,094,509 compared to $9,380,666 for the same period of the previous year, representing a decrease of $1,286,157 or 13.7% . This decrease was a result of the following:

  a reduction of co-pack volume
  reduced sales of certain branded beverage products
  the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the six months ended August 31, 2014 decreased by $135,514 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and lower discounts on co-packing revenues due to lower demand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2014	August 31, 2013	Change
Manufactured Products	$2,218,591	$2,095,976	$122,615
Purchased Products	-	-	-
Total	$2,218,591	$2,095,976	$122,615

Cost of sales for the quarter ended August 31, 2014 were $2,218,591 compared to $2,095,976 for the same period of the previous year, representing an increase of $122,615 or 5.9% .

	Six months ended	Six months ended
Cost of Sales	August 31, 2014	August 31, 2013	Change
Manufactured Products	$4,332,247	$4,627,084	$(294,837)
Purchased Products	-	77,033	(77,033)
Total	$4,332,247	$4,704,117	$(371,870)

Cost of sales for the six months ended August 31, 2014 were $4,332,247 compared to $4,704,117 for the same period of the previous year, representing a decrease of $371,870 or 7.9% . This decrease was caused by the discontinuation of lower margin licensed brands and the decrease in co-pack revenues in the quarter.

Margin

	Quarter ended	Quarter ended
Margin	August 31, 2014	August 31, 2013	Change
Manufactured Products	$1,834,027	$1,965,504	$(131,477)
Purchased Products	-	-	-
Total	$1,834,027	$1,965,504	$(131,477)
Margin percentage	45.3%	48.4%	(3.1% )

Margin for the quarter ended August 31, 2014 was $1,834,027 compared to $1,965,504 for the same quarter of the previous year. The margin percentage of 45.3% for the quarter ended August 31, 2014 represents 3.1% decrease over the prior comparative year.

	Six months ended	Six months ended
Margin	August 31, 2014	August 31, 2013	Change
Manufactured Products	$3,495,471	$4,271,202	$(775,731)
Purchased Products	-	3,042	(3,042)
Total	$3,495,471	$4,274,244	$(778,773)
Margin percentage	44.7%	47.6%	(2.9% )

Margin for the six months ended August 31, 2014 was $3,495,471 compared to $4,274,244 for the same period of the previous year. The margin percentage of 44.7% for the quarter ended August 31, 2014 represents 2.9% decrease over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended August 31, 2014 increased by $44,115 or 4.1% from $1,066,446 in the same quarter of the prior year to $1,110,561. This increase was caused by increased expenses associated with the Company’s branded products.

Summary of Quarterly Results

	August 31 (Q2)		May 31 (Q1)		February 28 (Q4)		November 30(Q3)
	2014	2013	2014	2013	2014	2013	2013	2012
Net sales / operating revenue	$4,052,618	$4,061,480	$3,775,100	$4,916,881	$3,129,667	$3,392,656	$3,205,440	$3,765,487
Net income (loss)	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$(376,293)
Net income (loss) per share	$ 0.14	$ 0.15	$ 0.06	$ 0.24	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)
Net income (loss) per share, diluted	$ 0.13	$ 0.13	$ 0.06	$ 0.22	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income before Stock Based Compensation Expense is as follows:

	August 31 (Q2)		May 31 (Q1)		February 28 (Q4)		November 30(Q3)
	2014	2013	2014	2013	2014	2013	2013	2012
Net income (loss)	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$(376,293)
Stock based compensation	6,155	35,714	7,955	39,736	(27,956)	30,037	6,977	32,005
Net income (loss) before stock based compensation	$ 420,132	$ 470,205	$ 186,642	$ 728,470	$ (83,144)	$ (6,322)	$ 102,235	$(344,288)

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
Net income	$413,977	$434,491	$592,664	$1,123,225
Interest, net	(4,624)	2,627	(7,191)	5,867
Depreciation and amortization	178,292	187,720	354,884	369,415
Stock based compensation expense	6,155	35,714	14,110	75,450
Income taxes	145,680	187,209	215,630	446,061
EBITDAS	$739,480	$847,761	$1,170,097	$2,020,018

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
Net revenue	$4,052,618	$4,061,480	$7,827,718	$8,978,361
Less: cost of sales	(2,218,591)	(2,095,976)	(4,332,247)	(4,704,117)
Margin	$1,834,027	$1,965,504	$3,495,471	$4,274,244
Margin % of Net Revenue	45.3%	48.4%	44.7%	47.6%

Related Party Transactions

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$42,000	$42,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	19,333	40,000	40,933

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	92,078	35,978	156,853	68,790

vi)	Purchased supplies from a company related by an officer in common, Dave Read	12,545	-	13,310	-

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2014	August 31, 2013	Change
Operating activities	$246,653	$667,777	$(421,124)
Investing activities	$(220,011)	$(106,691)	$(113,320)
Financing activities	$(8,245)	$(63,277)	$55,032

During the quarter, cash generated from operating activities decreased by $421,124 compared to the same period of the prior year. The decrease is the result of lower net income plus an increase in net working capital versus the comparative period.

The increase in cash utilized for investing activities, is due to more spending on equipment for a new brand in the quarter ended August 31, 2014.

Cash utilized for financing activities was $8,245 during the quarter, representing a $55,032 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 10,985 shares at a cost of $47,007 and debt payment of $37,800; offset by 28,553 options that were exercised for proceeds of $76,562.

Cash provided by (used in):	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	Change
Operating activities	$(137,604)	$1,860,625	$(1,723,021)
Investing activities	$(300,804)	$(374,324)	$73,520
Financing activities	$(48,241)	$(103,463)	$55,222

For the six months ended August 31, 2014, cash generated from operating activities decreased by $1,723,021 compared to the same period of the prior year. The decrease is the result of the lower net income plus a rise in inventory as the Company acquired a significant supply of blueberry ingredients and increased finished goods available for sale.

Cash utilized for financing activities was $48,241 during the quarter, representing a $55,222 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 11,585 shares at a cost of $49,776 and debt payment of $75,027, offset by 28,553 options that were exercised for proceeds of $76,562.

Liquidity and Capital Resources

Net working capital has increased by 55.8% since the prior year ended February 28, 2014. As at August 31, 2014, the Company has net working capital of $2,519,204 ($1,617,029 at February 28, 2014). In addition, at August 31, 2014 the Company had $659,600 ($329,900 at February 28, 2014) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2014 this credit facility was not utilized.

Total Net Working Capital	Aug 31, 2014	February 28, 2014
Total Current Assets	$ 4,031,848	$ 3,653,475
Less: Total Current Liabilities	(1,512,644)	(2,036,446)
Total Net Working Capital	$ 2,519,204	$ 1,617,029

Considering the positive net working capital position, including the cash on hand at August 31, 2014, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2014:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,918,969	747,614	1,523,603	227,801	419,951
Purchase Obligations	296,334	112,785	181,853	1,696	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	-	-	-	-	-
Total	$3,215,303	$860,399	$1,705,456	$229,497	$419,951

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2014 and are included in the February 28, 2014 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2014 the Company is exposed to credit risk through the following assets:

	August 31, 2014	February 28, 2014
Trade receivables	$470,993	$503,435
Other receivables	49,611	47,481
Allowance for doubtful accounts	(5,439)	(51,579)
	$515,165	$499,337

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2014, the Company’s ten largest customers comprised approximately 96% of sales compared with 96% in the last fiscal year ended February 28, 2014. One customer comprised 89% of sales compared with 90% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2014, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $6,600 on net earnings for the quarter ended August 31, 2014. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2014, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 22, 2014, the Company had 2,929,965 issued and outstanding common shares, 861,183 issued and outstanding stock options, of which 860,183 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.